EXHIBIT 23.4

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in Pre-Effective Amendment No. 5 to the Registration Statement on Form S-4 (No. 333-124008) and related Prospectus of Verizon Communications Inc. (Verizon) and to the incorporation by reference therein of our reports dated February 22, 2005, with respect to the consolidated financial statements of Verizon, Verizon management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Verizon, incorporated by reference in its Annual Report (Form 10-K) for the year ended December 31, 2004, and the related financial statement schedule of Verizon included therein, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
Ernst & Young LLP
New York, New York

August 12, 2005